Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of March 11, 2009, reviews Pacific Rim Mining Corp.’s (collectively with its subsidiaries “Pacific Rim” or “the Company) business and financial performance for the three months ended January 31, 2009 (“Q3 2009”) representing the Company’s third quarterly period of fiscal 2009, in comparison to the three months ended January 31, 2008(“Q3 2008”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s 2009 third quarter unaudited interim consolidated financial statements and accompanying notes.

The Company’s Q3 2009 interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States. The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements
The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to environmental regulation and liability; risks related to hedging activities; political and regulatory risks associated with mining and exploration; and other risks and uncertainties related to the Company’s prospects, properties and business strategy detailed elsewhere in this MD&A and in the Company’s Annual Information Form for the year ended April 30, 2008 (incorporated by reference into the Company’s Form 40F on file with the US Securities and Exchange Commission). Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Overview

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold district in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus.

Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Alternext US (“NYX”).

Significant technical and corporate activities during the three months ended January 31, 2009 include:

1.1 Significant Events

  Pacific Rim appointed Steven Krause, CA, CPA (Illinois) to the position of Chief Financial Officer (“CFO”) of the Company. Mr. Krause is a founder and principal of Avisar Chartered Accountants and brings to the Company his expertise based on fourteen years of accounting, audit and management experience related to public exploration and mining companies.

  On December 9, 2008 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim, filed a Notice of Intent to commence international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”). Pac Rim Cayman’s claims under CAFTA are based on the Government of El Salvador’s breaches of international and El Salvadoran law arising out of the Government’s failure, within its own mandated time frames and pursuant to the clear terms of applicable laws, to issue exploration and exploitation permits to which Pac Rim Cayman is entitled. This inaction by the Government of El Salvador has resulted in significant loss to the Company, its employees, and the local communities. Additional details of the CAFTA action are presented in Section 3.1.4

Subsequent to the end of Q3 2009, the following events occurred:

  The Company decided to defer completion of the El Dorado feasibility study because of: ongoing volatility in capital costs as changes in commodity prices begin to be reflected in the prices for capital items; the Company’s focus on saving cash until these inputs have stabilized and the study can accurately reflect changed economic realities; and, uncertainty in the timing of the El Dorado permitting process. Additional details of the feasibility study are presented in Section 3.1.2.

1.2 Current Market Status

The Company has recognized the current status of capital markets and the difficulty in raising additional capital, and as a result has taken further steps in addition to those announced in previous fiscal 2009 quarterly reports to reduce its expenditures, in order to preserve its current cash and cash equivalents. The Company has made significant cuts to its Vancouver and El Salvador offices and staff, which will reduce general and administrative costs in both locations.

The business of mining and exploration involves a high degree of risk and as of January 1, 2009, the Company no longer has a source of precious metal production (as per the terms of sale of the Denton-Rawhide assets described in Section 4) and will be entirely reliant on its current cash and cash equivalents, gold bullion inventory and future financings in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available or be available on favourable terms, particularly considering current market conditions for issuance of capital. If successful, the Company would obtain additional financing through but not limited to, the issuance of additional equity. Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 15.

2. Selected Quarterly Financial Information (unaudited)

The following financial data are derived from the Company’s third quarterly unaudited consolidated financial statements for the three month periods ended January 31, 2009 and 2008.

	Three Months Ended January 31, 2009	Three Months Ended January 31, 2008	Nine Months Ended January 31, 2009	Nine Months Ended January 31, 2008
Summarized Statement of Loss*
Exploration expenditures	$959	$3,273	$4,646	$8,996
Loss from Continued Operations	$(1,629)	$(3,976)	$(7,982)	$(9,909)
Discontinued Operations income (loss) of Denton-Rawhide joint venture	$1,246	$273	$3,118	$1,808
Loss for the period	$(383)	$(3,703)	$(4,864)	$(6,701)
Loss per share after Discontinued Operations (basic and diluted)	$(0.00)	$(0.03)	$(0.04)	$(0.06)
Weighted average shares outstanding (basic and diluted)	116,915,460	110,053,862	116,915,460	109,920,529

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(1,738)	$(3,976)	$(8,319)	$(10,202)
Cash Flow provided by (used for) investing activities	$(1,334)	$3,132	$5,988	$6,614
Net increase decrease in cash and cash equivalents	$(2,224)	$(364)	$(371)	$(1,741)
	At January 31, 2009		At April 30, 2008
Summarized Balance Sheet*
Cash and cash equivalents	$1,551		$1,922
Short-term investments	$nil		$4,232
Current assets	$3,427		$7,666
Total assets	$9,017		$18,270
Total liabilities	$1,411		$6,109
Working Capital	$3,062		$4,723

*all amounts in thousands of US dollars except share and per share amounts

3. Significant Exploration Projects

Pacific Rim’s most significant exploration project is the advanced-stage El Dorado gold project in El Salvador. In July 2008 (Q1 2009) the Company suspended drilling activity at the El Dorado project in order to preserve capital and reduce its El Salvador investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project.

The Company did not conduct any significant exploration work on the El Dorado project, or any of its other exploration projects, during Q3 2009. Details and background information regarding the Company’s exploration projects are provided in its 2008 Annual Report available at www.pacrim-mining.com or www.sedar.com.

3.1 El Dorado Gold Project, El Salvador

          3.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area including the Minita, South Minita and Balsamo deposits that host the bulk of the project’s resources and are the primary subject of a feasibility study for El Dorado that is currently in progress.

Readers are referred to the Company’s 2008 Annual Report for a thorough description of the El Dorado project claims and tenure, including the project’s tabulated gold and silver resources.

          3.1.2 Q3 2009 Developments

There were no significant activities or developments at the El Dorado project during Q3 2009. Activities on site consisted primarily of assistance to the El Dorado feasibility study subcontractors and consolidation of administrative functions.

Work on the El Dorado project feasibility study continued throughout Q3 2009. However, in February 2009, subsequent to the end of Q3 2009, the Company decided to defer completion of the feasibility study due to a number of factors including: ongoing volatility in capital costs as changes in commodity prices begin to be reflected in the prices for capital items; the Company’s focus on saving cash until these inputs have stabilized and the study can accurately reflect changed economic realities; and, uncertainty in the timing of the El Dorado permitting process.

Key input parameters used in the feasibility study have become obsolete as the global recession runs its course. The Company believes this volatility will continue and that capital costs and commodity values will remain in a state of flux for the coming months, a position echoed by numerous industry analysts. Pacific Rim intends to complete the feasibility study when the El Dorado permit issue is clarified and capital costs stabilize. The Company remains confident in the future economic validation of the El Dorado deposits and the project’s potential for additional resources, but will wait for clarity on the timing of the El Dorado permits and stabilization of the prices for capital and operating inputs before incurring the expenses necessary to complete the study.

          3.1.3 Permitting

A thorough description of the process for obtaining an exploitation concession (aka mining permit) under El Salvadoran law, and Pacific Rim’s efforts to obtain approval of its El Dorado Environmental Impact Study (“EIS”) as a precursor to approval of the El Dorado exploitation concession are available in the Company’s 2008 Annual Report. There were no material developments in the Company’s application for environmental or exploitation permits during Q3 2009.

          3.1.4 CAFTA Action Initiated

During Q3 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (collectively with Pac Rim Cayman LLC, “Pacific Rim” or the “Company”), filed a Notice of Intent (“NOI”) to commence international arbitration proceedings against the Government of El Salvador under CAFTA. Pacific Rim will be claiming significant monetary damages (several hundred million dollars) in the arbitration if a satisfactory resolution is not found within 90 days following the filing of the NOI. The Company has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration.

By exploring, discovering and delineating gold deposits in El Salvador while at all times operating in full compliance with El Salvadoran law, Pacific Rim has developed precious metal assets significantly higher in value than the investment of over US$ 75 million undertaken in El Salvador by the Company and its predecessors. The Company’s claims under CAFTA are based on the Government of El Salvador’s breaches of international and El Salvadoran law arising out of the Government’s failure, within its own mandated time frames and pursuant to the clear terms of applicable laws, to issue exploration and exploitation permits to which the Company is entitled. This inaction by the Government of El Salvador has resulted in significant loss to the Company, its employees, and the local communities.

The Company’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006, over two years ago. Development of the El Dorado project has received support from an increasing majority of El Salvadoran citizens, including national and local organizations and their leaders. Despite the inclusion of carefully engineered environmental protections in the El Dorado development and operating plans and strong public support, the Government of El Salvador has not met its responsibility to issue the Company additional permits. Therefore it is with great regret that the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

Under CAFTA rules and procedures, involved parties have 90 days following the filing of the NOI to resolve their dispute amicably. While the Company remains hopeful that this will occur, the Company has the right to commence arbitration proceedings against El Salvador on March 9, 2009 if a resolution is not forthcoming beforehand. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

In the arbitration, the Company intends to request, among other things, that the arbitral tribunal award: 1) compensation for the money Pacific Rim has spent in pursuit of its investments in El Salvador; 2) damages for the loss of value that has been created by the Company through its efforts and investments resulting from the Government's wrongful conduct; 3) costs associated with preparation for and conduct of the arbitration proceedings; and 4) pre- and post- award interest on all claims. Once an arbitral tribunal is constituted, the length of the ensuing proceedings may range from approximately one to three years.

          3.1.5 Summary

Substantially all of the $0.9 million the Company spent on direct exploration costs during Q3 2009 was expended on the El Dorado project, primarily on non-recurring expenditures related to reductions in activity, security and consultant fees relating to the feasibility study. The Company has significantly reduced its expenditures at El Dorado since July 2008, and, despite having outlined numerous high priority, drill-ready targets, will continue the drill program suspension until such time as the El Dorado exploitation concession is secured and development activities can commence. At a minimum, exploration activities required to keep the El Dorado property in good standing will be made during the remainder of fiscal 2009.

3.2 Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometre (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s El Dorado project, though the two projects host separate epithermal systems.

Readers are referred to the Company’s 2008 Annual Report for a thorough description of the Santa Rita project claims and exploration targets.

The Company did not conduct any significant exploration work at the Santa Rita project during Q3 2009, and intends to limit its Santa Rita exploration work through the remainder of fiscal 2009 until such time as the El Dorado exploitation concession is granted. Exploration expenditures will be restricted to amounts necessary to maintain the Santa Rita exploration licences in good standing.

3.3 Zamora-Cerro Colorado Gold Project, El Salvador

The Zamora and Cerro Colorado claims comprise a 125 square kilometre land package located 50 kilometers north of San Salvador, in El Salvador. The Zamora-Cerro Colorado claims cover a large gold-bearing epithermal system situated on the same regional gold belt that hosts the Company’s El Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala.

Readers are referred to the Company’s 2008 Annual Report for a thorough description of the Zamora-Cerro Colorado project claims and exploration targets.

No significant exploration occurred on the Zamora-Cerro Colorado project during Q3 2009. The Company intends to limit its expenditures on the Zamora-Cerro Colorado project through the remainder of fiscal 2009 to those necessary to keep the exploration licences over this property in good standing while the Company awaits receipt of the El Dorado exploitation concession.

3.4 Generative Program

In late fiscal 2008 the Company shifted the focus of its highly successful grassroots exploration initiatives out of El Salvador and into Costa Rica and southeast Guatemala. These two jurisdictions offer outstanding gold potential and have established mining industries.

The Company has filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica. These projects host epithermal vein systems with significant historic gold production. Drill targets on these projects will be evaluated during fiscal 2009. No significant exploration work was conducted on the Company’s Costa Rica properties during Q3 2009.

The Company investigated numerous potential project opportunities in Guatemala during Q3 2009 but did not make any property acquisitions during the quarter.

As part of its generative program, the Company is currently evaluating advanced-staged gold project opportunities elsewhere in the Americas.

4. Sale of Mining Operations

Through its merger with Dayton Mining in 2002 and until late October 2008, Pacific Rim was 49% owner in the Denton-Rawhide residual leach gold operation, located near Fallon, Nevada. On October 29, 2008 the Company announced that it had accepted an offer from its Denton-Rawhide joint venture partner Kennecott Rawhide Mining Company (“Kennecott”) to purchase the net assets the Company holds through its 49% interest in the joint venture. Total compensation for these net assets included US $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008 net of cash production costs. Total value of gold and silver net of cash calls was $0.35 million). Readers are referred to the Company’s news release of October 29, 2008 (available at www.pacrim-mining.com) for further information about the sale of the Denton-Rawhide assets. During Q3 2009 the Company was entitled to and received 49% of the gold and silver production from Denton-Rawhide (up to and including all gold and silver produced to December 31, 2008 only) as per the terms of sale described above. No further gold or silver production from Denton-Rawhide will be forthcoming to the Company.

Pacific Rim’s share of gold and silver produced from the Denton-Rawhide operation between November 1 and December 31, 2008 was 1,825 ounces of gold and 16,974 ounces of silver. The fair market value of this gold and silver when received was $1.7 million during the quarter, which was offset by $1.3 million in production costs paid to Kennecott. The unsold amounts of gold and silver are included in bullion and discontinued operations in the current assets on the balance sheet as at January 31, 2009.

5. Results of Operations

As a result of the sale of its Denton-Rawhide assets (being its only source of revenue) during Q2 2009, the Company no longer accounts for Revenue and Mine Operating Costs from the sale of gold and silver as Mine Operating Income. Revenue and operating costs from the Denton-Rawhide operation (to which the Company was entitled and responsible, respectively, until December 31, 2008) are accounted for as Discontinued Operations (Income from the Denton-Rawhide Joint Venture).

For the three months ended January 31, 2009, Pacific Rim recorded a loss for the period of $(0.4) million or $(0.00) per share, compared to a loss of $(3.7) million or $(0.03) per share for the three months ended January 31, 2008. The $3.3 million decrease in net loss for Q3 2009 compared to Q3 2008 results from significantly reduced exploration expenditures ($1.0 million for Q3 2009 compared to $3.3 million for Q3 2008), a decrease in general and administrative expenses ($0.4 million for Q3 2009 compared to $0.6 million for Q3 2008), an increase in proceeds from discontinued operations (income from Denton-Rawhide was $1.2 million for Q3 2009 compared to $0.3 million for Q3 2008).

For the nine months ended January 31, 2009, Pacific Rim recorded a loss for the period of $(4.9) million or $(0.04) per share, compared to a loss of $(6.7) million or $(0.06) per share for the nine months ended January 31, 2008. The $1.8 million decrease in net loss period over period is due to substantially decreased exploration expenditures ($4.6 million for the first nine months of fiscal 2009 compared to $9.0 million for the same period a year earlier) and an increase in proceeds from discontinued operations (net income from the Denton-Rawhide joint venture) of $3.1 million for the first nine months of fiscal 2009 compared to $1.8 million for the first nine months of fiscal 2008), which collectively outweigh the combined effects of increased general and administrative expenses ($3.1 million for the first nine months of fiscal 2009 compared to $1.9 million for the first nine months of fiscal 2008), a decrease in unrealized foreign exchange gain (from a gain of $0.6 million in the first nine months of fiscal 2008 to a loss of $0.2 million in the first nine months of fiscal 2009) and a decrease in proceeds from discontinued operations (recovery of investment in the Andacollo Mine) from $1.4 million for the first nine months of fiscal 2008 to $nil for the comparable period of fiscal 2009.

5.1 Expenses

Operating expenses decreased significantly during Q3 2009 to $1.6 million from $4.0 million during the same period a year earlier as the Company has made significant cuts to its exploration program, staffing levels and general and administrative expenses during the current fiscal year.

Due to the cessation of the El Dorado drilling program in July 2008 and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly quarter over quarter, from $3.3 million during Q3 2008 to $1.0 million during Q3 2009.

General and administrative expenses decreased between Q3 2008 ($0.6 million) and Q3 2009 ($0.4 million) primarily as a result of reductions in staffing.

The Company realized marginal interest income in Q3 2009 compared to $0.1 million in Q3 2008, which was earned on cash held during each of the above 3 month periods.

The slight decrease in foreign exchange loss quarter over quarter primarily reflects minor improvements in the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

5.2 Unusual Items

There were no unusual items booked in either Q3 2009 or Q3 2008.

6. Summary of Quarterly Results

Summary of Unaudited Quarterly Results (all amounts in thousands of US dollars, except per share amounts)

	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Loss before discontinued operations	$(1,629)	$(2,602)	$(3,751)	$(6,079)	$(3,976)	$(3,359)	$(2,482)	$(3,880)
Loss per share before discontinued operations	$(0.01)	$(0.02)	$(0.03)	$(0.06)	$(0.03)	$(0.03)	$(0.02)	$(0.04)
Discontinued Operations – Income from Denton Rawhide Joint Venture	$1,246	$1,390	$482	$46	$273	$420	$1,023	$838
Discontinued Operations – Recovery of Investment in Andacollo Mine	$nil	$nil	$nil	$nil	$nil	$1,400	$nil	$nil
Net loss for the period	$(383)	$(1,212)	$(3,269)	$(6,033)	$(3,703)	$(1,539)	$(1,459)	$(3,042)
Net loss per share after Discontinued Operations - basic and diluted	$(0.00)	$(0.01)	$(0.03)	$(0.06)	$(0.03)	$(0.01)	$(0.01)	$(0.03)

Proceeds from Discontinued Operations (Income from Denton-Rawhide) vary quarter to quarter depending on gold production levels, gold sales during the quarter and the price of gold realized. Throughout the past 8 quarters, gold production from Denton-Rawhide generally decreased, as is typical and expected in the residual leaching phase of a heap leach operation.

Until the most recent two reporting periods, expenses have generally risen over the past eight quarters as the Company has increased its expenditures on El Salvador-based social and environmental programs, on top of its El Dorado drill program. During Q1 2009 the Company made substantial cuts to its exploration programs, which along with cuts to general and administrative expenses in Q2 2009 and Q3 2009, reduced expenses significantly. To offset these expenses, the Company sold its interest in the Denton Rawhide operation in Q2 2009.

7. Liquidity

At January 31, 2009 Pacific Rim’s cash and cash equivalents totalled $1.6 million, a decrease of $2.2 million from the $3.8 million balance as of October 31, 2008 (the end of the Company’s second quarter of fiscal 2009) and a decrease of 0.3 million from the April 30, 2008 balance of $1.9 million, (the end of the Company’s previous fiscal year). At January 31, 2009, as well as October 31, 2008 short term investments were $nil compared to $4.2 million at April 30, 2008. At January 31, 2009, bullion had a balance of $1.7 million compared to $nil at April 30, 2008. The current assets of discontinued operations totalled $0.1 million at January 31, 2009 compared to $0.6 million at October 31, 2008 and $1.3 million at April 30, 2008 and receivables, deposits and prepaids were $0.1 million at January 31, 2008, unchanged from the October 31, 2008 balance of $0.1 million and slightly reduced from the $0.2 million balance at April 30, 2008.

During Q3 2009 the Company’s received cash flows from discontinued operations of $0.8 million and had cash outlays of $1.3 million for the sale of discontinued operation and $1.7 million in continued operations consisting of exploration expenditures and administrative expenses, for a total decrease in cash and cash equivalents of $2.2 million during the Company’s third quarter of fiscal 2009.

7.1 Cash Flow Used For Operating Activities

The Company’s net loss from continued operations during Q3 2009 was $(1.6) million compared to $(4.0) million during the same period a year earlier. A number of non-cash items related to continued operations (including stock-based compensation of $0.2 million in Q3 2009 compared to $0.1 million in Q3 2008) and non-cash working capital items (including a change in accounts payable and accrued liabilities of $(0.3) million for Q3 2009 compared to $(0.5) million for Q3 2008 and a change in receivables for Q3 2009 of $0.02 million compared to $0.4 million for Q3 2008) balanced each other out. As a result, cash flow used for operating activities was $(1.7) million in Q3 2009 compared to $(4.0) million in Q3 2008).

For the first nine months of fiscal 2009, cash flow used for operating activities was $(8.3) million compared to $(10.2) million for the first nine months of 2008. The decrease in cash flow used for operating activities for the current nine month period compared to the same period a year earlier is largely attributable to a decrease in the loss from continued operations (a loss of $(8.0) million for the first nine months of fiscal 2009 compared to $(9.9) million for the first nine months of fiscal 2008) and changes to non-cash working capital items including: a change in accounts payable and accrued liabilities ($(1.0) million for the first nine months of fiscal 2009 compared to $(0.8) million for the same period of the previous fiscal year); and a change in receivables for each of the nine months ended January 31, 2009 and 2008 of $0.1 million.

7.2 Cash Flow Provided by Investing Activities

During Q3 2009 the Company had no changes in short term investments, compared to redemptions from short term investments of $3.1 million during the same period a year earlier. In addition, the Company booked cash costs from the sale of discontinued operations (related to the sale of the Denton-Rawhide operation) during Q3 2009 of $1.3 million compared to $nil during the same period a year earlier. As a result, cash flow provided by (used in) investing activities was ($1.3) million during Q3 2009 compared to $3.1 million during Q3 2008.

During the first nine months of fiscal 2009, the Company made net redemptions from short term investments totalling $4.2 million (compared to $6.4 million during the first nine months of fiscal 2008). A negligible amount of these redemptions were invested in property, plant and equipment during the first nine months of fiscal 2009. However, during the first nine months of fiscal 2008, $1.2 million was invested in property, plant and equipment, which primarily relates to the Company’s purchase of surface rights required for the proposed mine infrastructure site at the El Dorado project. The proceeds from the sale of discontinued operations (related to the sale of the Denton-Rawhide operation) added $1.8 million in cash flow provided by investing activities during the first nine months of fiscal 2009, while proceeds from the sale of discontinued operations (related to the recovery of investment in the Andacollo mine) contributed $1.4 million to cash flow provided by investing activities during the first nine months of fiscal 2008. As a result, investing activities provided a total of $6.0 million and $6.6 million in cash flow for the first nine months of fiscal 2009 and fiscal 2008 respectively.

7.3 Cash Flow Provided by Financing Activities

During Q3 2009 the Company received $nil in cash flow from financing activities (compared to $0.01 during Q2 2008). The Q3 2008 financing cash flow is related to the issuance of 12,500 shares upon the exercise of stock options.

Cash flow provided by financing activities was $nil for the nine months ended January 31, 2009 compared to $0.2 million for the nine months ended January 31, 2008 related the issuance of 282,500 shares upon the exercise of stock options.

7.4 Contractual Obligations

The Company’s contractual obligations have not materially changed from those disclosed in its 2008 Annual Report.

8. Capital Resources and Financial Condition

At January 31, 2009, the value of Pacific Rim’s current assets stood at $3.4 million, compared to $7.7 million at April 30, 2008, a reduction of $4.3 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) over the first nine months of fiscal 2009, and subsequent cash expenditures as outlined in Sections 6 and 7 above. At January 31, 2009 the Company owned 1,980 ounces of gold and 23,497 ounces of silver that had a fair market value of $2.1 million as compared to a cost of $1.8 million. The unsold amounts of gold and silver are included in bullion and discontinued operations in the current assets on the balance sheet as at January 31, 2009.

Property, plant and equipment balances at January 31, 2009 were unchanged from the April 30, 2008 balance of $5.6 million. The long-term asset value of Discontinued Operations was $nil at January 31, 2009 (the Company having sold its interest in the Denton-Rawhide Joint Venture) compared to a value of $5.0 million at April 30, 2008 prior to the sale. As a result, the Company’s total assets at the end of its third quarter of fiscal 2009 were $9.0 million compared to $18.3 million at the end of fiscal 2008.

At January 31, 2009, Pacific Rim had current liabilities of $0.4 million compared to $2.9 million at April 30, 2008. The $2.5 million decrease in current liabilities is due to a $1.0 million decrease in accounts payable and a $1.5 million decrease in current liabilities associated with the discontinued operations. Future income tax liabilities did not change between the fiscal 2008 year end and the end of the Company’s third quarter of fiscal 2009 and were valued at $1.0 million. Long term liabilities related to the discontinued operations were $nil at January 31, 2009 compared to $2.1 million at April 30, 2008. Currently, Pacific Rim has no short- or long-term debt.

The $4.3 million decrease in current assets offset in part by the $2.5 million decrease in current liabilities, resulted in a $1.7 million reduction in working capital from $4.7 million at April 30, 2008 to $3.0 million at January 31, 2009.

The Company has substantially reduced its El Salvador exploration programs and anticipates continuing to operate at these reduced levels during the remainder of fiscal 2009 and until such time as the El Dorado exploitation concession permit is received. The Company’s plans for the remainder of fiscal 2009 are:

  to continue working toward obtaining the El Dorado environmental and mining permits and if necessary pursue CAFTA arbitration proceedings as disclosed in Section 3.1.4.
  to conduct exploration work on the El Dorado, Santa Rita and Zamora-Cerro Colorado projects necessary to maintain the claims in good standing.
  to evaluate advanced-stage gold exploration projects outside of El Salvador for possible acquisition.

The Company has budgeted approximately $0.1 million per month for each of exploration expenditures and general and administrative expenses for the remainder of fiscal 2009.

If the El Dorado exploitation concession is received and adequate financing is available, the Company intends to resume exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which would result in increased exploration and general and administrative expenditures over those currently anticipated for the remainder fiscal 2009. In order to undertake an expanded exploration program the Company would likely require additional financing, potentially during fiscal 2009. Substantial additional financing will be required for the Company to commence development activities at El Dorado.

As of January 1, 2009, the Company no longer participates in the proceeds from gold and silver production at the Denton-Rawhide operation due to the Company’s sale of the assets associated with its 49% interest in Denton-Rawhide as described in Section 4.

9. Proposed Transactions

Pacific Rim is continually reviewing project acquisitions and other opportunities that could enhance shareholder value.

There are currently no transactions in process or under contemplation by management or the board of directors that would affect the financial condition, results of operations or cash flows of the Company.

10. Related Party Transactions

The Company received accounting services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid were $29,000.

11. Accounting Estimates and Policies

11.1 Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, gold in process inventories, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008.

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the government of El Salvador’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of the Company, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

As part of the sale of its interest in Denton-Rawhide, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Readers are referred to Notes 2 and 4 a (ii) to the consolidated financial statements for additional information about Accounting Estimates and Policies.

11.2 Changes in Accounting Policies

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”. These sections require the Company to provide disclosure to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Disclosures required by this standard are included in Note 8 of the consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 1535, “Capital Disclosures”. This section requires the Company to provide disclosures to enable users to evaluate the Company’s objectives, policies and processes for managing capital. Disclosures required by this standard are include in Note 9 of the consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the consolidated financial statements.

Effective May 1, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized taxloss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA

Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. The adoption of this standard did not have a material impact on the consolidated financial statements.

No new accounting policies were adopted during Q3 2009.

11.3 New Accounting Standards

A synopsis of new accounting standards is provided below.

          11.3.1 International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2010. The Company has yet to determine the impact of the transition to IFRS on the Company’s consolidated financial statements.

12. Financial Instruments

12.1 Gold Forward Sales

The Company has in the past periodically entered into derivative instruments to mitigate exposures to fluctuations in gold commodity prices. There were no gold forward sales contracts in place at the commencement of the Company’s third quarter of fiscal 2009, and the Company did not enter into any new contracts during the current quarter.

12.2 Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, receivables, deposits and prepaids. The Company deposits cash and cash equivalents with international financial institutions.

12.3 Interest Rate Risk

The Company does not have any significant interest rate risk.

12.4 Fair Values

As at January 31, 2009, the Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity.

13. Environmental Matters

Readers are referred to the Company’s 2008 Annual Report for a thorough description of environmental matters related to its U.S. and International operations.

14. Controls and Procedures

14.1 Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

There has been no change in the Company’s disclosure controls during the three months ended January 31, 2009 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

14.2 Internal Controls over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

14.3 Material Weakness in Internal Control Over Financial Reporting

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company’s CEO and CFO assessed the effectiveness of the Company’s internal control over financial reporting and have assessed the design and operating effectiveness of the Company’s internal control over financial reporting as at January 31, 2009:

Based on that assessment, management concluded that, as at January 31, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded that taking into account the present stage of the Company’s development, the Company does not have sufficient size and scale to warrant hiring of additional staff to correct the weakness at this time.

15. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company’s sole source of income, from gold production at the

Denton-Rawhide residual leach operation, has been sold and will not produce any revenue for the Company going forward. The Company does not generate sufficient funds to fund the Company’s typical exploration and general and administrative expenses. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

15.1 Exploration, Development and Operating Risks

Resource exploration, development, and operations is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurate be predicted but the effect can be materially adverse.

Except for El Dorado Project, on which proven and probable reserves were defined in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource and reserve estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s principal exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. Nonetheless, there can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

15.2 Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

15.3 Title to Properties

The Company has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the El Salvadoran government is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant the Company an exploitation concession, and the Company has commenced proceedings under CAFTA as disclosed in Section 3.1.4 and below in Section 15.4. The exploitation concession application area covers ground protected by an exploration licence granted to the Company that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that the Company’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

15.4 Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado Projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

As disclosed in Sections 3.1.4 and 15.3, the Company has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result has been forced to commence legal recourse through CAFTA. The Company may in the future elect to additionally pursue legal recourse against individuals or departments of the El Salvador government, under El Salvadoran law. There can be no assurance that the Company will be successful in obtaining its sought-after El Dorado exploitation concession or the environmental permits within or subsequent to the 90-day CAFTA NOI period, or that any legal challenges it has undertaken or may undertake in the future will be successful.

The election of a new President of El Salvador will take place on March 15, 2009. The current President is not standing for re-election. There can be no guarantees what stance a new President may take on the mining issue in El Salvador once in power, or that the government of El Salvador’s inaction on the issuance to the Company of the El Dorado environmental and mining permits will or will not persist under a new President.

15.5 History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of January 31, 2009, the Company had an accumulated deficit of $79.9 million. As per the term of sale of its 49% interest in the Denton-Rawhide residual leach operation, as of January 1, 2009 the Company no longer participates in the proceeds from gold and silver production at Denton-Rawhide. The Company has no other source of revenue. There can be no assurance that the Company will realize revenue or achieve profitability in the future.

15.6 Financing Risks

The Company’s financing consists of current cash and cash equivalents and short term investments. The Company utilizes these balances to finance its exploration activities and general and administrative expenses, and though many corporate costs are fixed, the Company is able to adjust its exploration expenses to reflect its current and anticipated working capital balances. Additional financing may be required in order to meet the Company’s future exploration and general and administrative costs. Furthermore, current working capital balances are not sufficient to fund significant development or construction activities at the El Dorado Property, should the Company receive the permits necessary to commence such activities. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

15.7 Metal Price Volatility

The Company's ability to generate profits from its participation in the proceeds from gold and silver production at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is outside the Company’s control. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

15.8 Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

15.9 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

15.10 Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

15.11Currency Fluctuations

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

15.12 Adequacy of Insurance Coverage

The mining industry is subject to significant inherent risks and hazards. While where applicable the Company has purchased property and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

15.13 Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott has estimated a total of $4.9 million in reclamation and closure costs under the proposed plan. As part of the sale of its interest in Denton-Rawhide, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures were to exceed $7.0 million.

15.14 Environmental Risks and Hazards

The Company’s exploration, development and operational activities are subject to environmental regulation in the various jurisdictions in which it operation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners of operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

15.15 Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the

Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and National Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the

Sarbanes-Oxley Act of 2002 and/or National Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

15.16 Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

15.17 Foreign Private Issuer Status

The Company is currently designated a ‘foreign private issuer” as defined in Rule 3B-4 under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law, which allows the Company to use the Multi-Jurisdictional Disclosure System (“MJDS”). In order to maintain this status, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the New York Stock Exchange corporate governance requirements that are available to foreign private issuers. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

16. Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the end of the Company’s third quarter of fiscal 2009:

Number of Common Shares
Balance on January 31, 2009	116,915,460

Shares issued subsequent to period end	1,118,182
Balance on March 11, 2009	118,033,642

17. Outlook

Through the remainder of fiscal 2009 Pacific Rim will continue to seek ways to reduce its general and administrative costs, and will continue to operate a significantly reduced exploration program within El Salvador until such time as the Company is granted the El Dorado exploitation concession. The Company anticipates expending approximately $0.1 million monthly on each of exploration and general and administrative costs during the remainder of fiscal 2009. Exploration-related activities will consist primarily of efforts to secure the El Dorado environmental and mining permits, field work necessary to keep its El Salvador exploration licenses in good standing, security of its buildings, equipment and property and evaluation of advanced-stage exploration projects elsewhere in the Americas for possible acquisition. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities.

Despite having delivered a CAFTA NOI to the El Salvador government in December 2008, the Company will continue its efforts to secure approval of the El Dorado EIS and exploitation concession permit prior to formal commencement of arbitral proceedings (which under CAFTA rules can occur on or after March 9, 2009), by continuing its extensive outreach efforts to federal and municipal government officials, church leaders, business leaders, and citizens.

On March 15, 2009 a new President of El Salvador will be elected (the current President, Antonio Saca, is constitutionally prohibited from running for a second term). In deference to this democratic process, Pacific Rim may elect to wait until after the election is decided and then evaluate the post-election climate for mining in El Salvador before initiating CAFTA arbitration proceedings.

18. Additional Sources of Information

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 40-F filing (available at www.sec.gov); and corporate website www.pacrim-mining.com.

19. National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The most recent resource estimate for the El Dorado gold project was issued in January 2008. This resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.